[LATHAM & WATKINS LLP LETTERHEAD]

October 20, 2006

VIA EDGAR AND COURIER

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guidance Software, Inc.
Registration Statement on Form S-1
Registration No. 333-137381

Dear Ms. Jacobs:

On behalf of Guidance Software, Inc. (“Guidance Software”), in connection with the proposed initial public offering of Guidance Software’s common stock, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “SEC”), Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-137381) (the “Registration Statement”), including exhibits, for filing under the Securities Act of 1933, as amended (the “Securities Act”).

Set forth below are Guidance Software’s responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments in italics followed by our responses. For the convenience of the staff of the SEC (the “Staff”), we have also sent to you paper copies of this letter and marked copies of Amendment No. 1, together with one binder (the “Supplemental Binder”) that includes supplemental information and documents referenced in this letter. Relevant portions of the materials in the Supplemental Binder have been highlighted for your convenience. Amendment No. 1 contains revisions that have been made in response to comments received from the Staff in the Staff’s comment letter dated October 12, 2006. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, as amended. Page references are generally not given when the changes appear throughout the prospectus. References throughout this letter to “we,” “us,” “our” and “the Company” are to Guidance Software.

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

General

1.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response: We understand that our future disclosure of price ranges may trigger you to raise issues on areas not previously commented upon.

2.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Response: We have included copies of graphical materials and artwork in our filing of Amendment No. 1 to the Registration Statement.

Prospectus Summary, page 1

3.	Please substantiate your claim of developing and providing the “leading software solutions for digital investigations . . . .” We also note disclosure on page 52 that discusses Encase software becoming the “globally recognized standard for digital investigations and trusted electronic data collection.”

Response: EnCase has frequently been used in criminal cases world wide, and has been cited by name or discussed in over 35 judicial decisions or opinions from federal, state and foreign courts. In these cases a forensics expert is often called upon to testify as to the qualification of EnCase for admission as scientific evidence. In this context numerous experts have testified under oath as to the acceptance of EnCase within the digital forensics community. For example, in The People of the State of California v. Rodriguez, Edward W. Hudson, a senior investigator with the Sonoma County District Attorney’s office, testified under oath that “[EnCase is] generally considered to be the gold standard or the preferred software package. . . . It is the primary tool used by forensic investigators.”

In addition, we have provided the Staff supplementally with copies of materials that we believe substantiate our claim that we develop and provide the leading software solutions for digital investigations and that EnCase® software is becoming the globally recognized standard for digital investigations and trusted electronic data collection. All of these materials are publicly available, and we have provided them supplementally to you in order of mention in tab A of the Supplemental Binder:

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

•	Sanders v. State, 191 S.W.3d 272 (Texas Appeals 2006): “EnCase is a ‘field standard’ for forensic computer examination; treatises about EnCase have been published.”

•	Grant v. Marshall, WL 22407255 (Australia 2003): “PricewaterhouseCoopers currently use[s] EnCase software, which is the industry standard.”

•	The Economist, “Dusting for digital fingerprints,” (March 12, 2005): “The leading vendor of forensic-computing tools is Guidance Software of Pasadena, California. Its EnCase software . . . is used by over 90% of America’s law-enforcement agencies.”

•	Information Security Magazine, “To Catch a Thief,” (July 14, 2005): “Guidance Software has long been the leader in forensics software with EnCase, the most-used forensics acquisition and analysis tool by law enforcement and the private sector.”

•	Popular Mechanics, “Computer Forensics: The New Fingerprinting,” (May 2006): “The dominant player in the [computer forensics] field is Pasadena, Calif.-based Guidance Software, makers of EnCase, a widely used suite of programs that can dig deep into the memory of everything from computer hard drives to MP3 players.”

•	SC Magazine, “EnCase Forensic Edition”: “EnCase [Forensic Edition] is widely seen as the yardstick against which to measure other forensic software.”

•	SC Magazine, “EnCase Enterprise Edition”: “EnCase from Guidance Software has established itself as the leading tool for forensic investigations.”

•	SC Magazine (August 7, 2002): “EnCase, from Guidance Software, is the market leader in full-strength forensic software. It’s the tool of choice for examining PCs for many professional detectives in police forces across the U.S. and U.K.”

•	Fortune, “The Latest Hit: CSI In Your Hard Drive,” (November 14, 2005): “Guidance Software . . . is by far the [computer forensics] market leader.”

•	SEARCH: “[Guidance Software is] the leading provider of commercial and law enforcement computer forensics tools and training.”

•	KeepMedia, “Sony Pictures Television Selects Guidance Software for Upcoming CBS Movie ‘Hunt for the BTK Killer’” (October 5, 2005): “EnCase [is] widely recognized as the gold standard in computer investigations.”

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

•	Investor’s Business Daily, (February 21, 2006): “National Edition,” reported that “the top two software products [in the digital forensics] are EnCase from industry leader Guidance Software, followed by AccessData’s Forensic Toolkit.”

•	The Toronto Star, “Hacker cracks police force network,” (December 26, 2005): “EnCase, a suite of forensic investigation software . . . has become the standard tool used by computer crime units of police, insurance companies, banks and private computer forensics specialists.”

4.	Please specifically disclose the factual basis for and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please disclose the date of the cited report and whether the source is available for no charge or nominal charge. Also, please provide us with copies of all sources utilized for your disclosure of statistics. Some examples include the majority of the disclosure contained in the third paragraph of the “Our Industry” subsection of the Prospectus Summary. Refer also to disclosure contained in the “Industry Background” subsection commencing on page 45.

Response: In response to the Staff’s comment, we have revised page (3) to provide specific disclosure regarding the dates and availability of the market analyses we cite to support all of the statistics we use in the prospectus. We have supplementally provided the Staff with copies of each of these reports in tab B of the Supplemental Binder.

We derived the information on page 52 of the Registration Statement relating to UBS AG’s adverse judgment of $29.2 million from court opinions related to the litigation as well as media reports. In the UBS case, the court granted the plaintiff’s motion for an adverse instruction to the jury (Zubulake v. UBS Warburg LLC, 229 F.R.D. 422 (S.D.N.Y. 2004)) and, according to media reports, the jury awarded the plaintiff $29.2 million in damages (see, for example, Eduardo Porter, UBS Ordered To Pay $29 Million in Sex Bias Lawsuit, N.Y. TIMES, Apr. 7, 2005, at C4.) We derived the information on page 52 of the Registration Statement relating to Phillip Morris USA’s fine of $2.75 million from the opinion of the court in which such fine was assessed. See United States v. Philip Morris USA, Inc., 327 F. Supp. 2d 21 (D.D.C. 2004). We have provided copies of each of the materials referred to in this paragraph in tab C of the Supplemental Binder.

The non-statistical beliefs, understandings and assertions disclosed in the prospectus are based on the general industry knowledge we have gathered over our 9-year history of providing software for digital investigations. We have provided the Staff with third-party publications and reports that further support the assertions in our industry descriptions in tab D of the Supplemental Binder. We note that we have not relied on these publications

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

and reports as the basis of our assertions, but they serve as further confirmation of the opinions we have formed based on our general knowledge of the industry.

Specifically, we call your attention to the following:

•	The “Report to the President: Cyber Security: A Crisis of Prioritization,” published by the President’s Information Technology Advisory Committee in February 2005, highlights the rapid adoption of local area networks, wide area networks, e-mail and the Internet and the corresponding benefit to organizations cited on pages 2 and 51 of the Registration Statement. On page one of the report, the report notes that the “Nation’s IT infrastructure has undergone a dramatic transformation over the last decade. Explosive growth in the use of networks to connect various IT systems has made it relatively easy to obtain information, to communicate and to control these systems across great distances. Because of the tremendous productivity gains and new capabilities enabled by these network systems, they have been incorporated into a vast number of civilian applications, including education, commerce, science and engineering, and entertainment. They have also been incorporated into virtually every sector of the Nation’s critical infrastructure – including communications, utilities, finance, transportation, law enforcement, and defense. Indeed, these sectors are now critically reliant on the underlying IT infrastructure.”

•	The “Net Impact Study: The Projected Economic Benefits of the Internet in the United States, United Kingdom, France and Germany (January 2002)” presents the impact that the global adoption of local area networks, wide area networks, e-mail and the Internet has had on the productivity of companies globally, which we refer to on pages 2 and 51 of the Registration Statement. For example, the report, on pages five and six, estimates that, in the United States, as of January 2002, companies that had adopted Internet business solutions had recognized increased revenues of approximately $444 billion and cost savings of approximately $155 billion. Similarly, in the United Kingdom, France and Germany, companies that had implemented Internet business solutions had recognized increased revenues of approximately $79 billion and cost savings of approximately $9 billion. The report further indicates that business in the US that had implemented Internet business solutions as of the date of the report expected to realize cost savings of approximately $0.5 trillion by 2010.

•

The “2005 FBI Computer Crime Survey” supports the proposition, set forth on pages 2 and 51 of the Registration Statement, that the global adoption of local area networks, wide area networks, e-mail and the Internet has resulted in an increased number of risks associated with the proliferation of electronic data. For example, on page one, the report notes that organizations must deal with “relentless, evolving, sophisticated threats, both internal and external.”

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

The report notes further, on pages six and seven, that “the vast majority of respondents (87%) experienced some type of computer security incident,” with 45.5% of companies with annual gross revenue exceeding $1 billion reporting more than 20 attacks in one year. The report also indicates that the types of internal and external attacks varied greatly, with approximately 8% reporting financial fraud, 15% reporting insider abuse, such as possession of pirated software or music, 22% reporting incidences of adult pornography discovered on the network, and 23% reporting sabotage of data or the network.

•	The “Report to the President: Cyber Security: A Crisis of Prioritization,” also summarizes the risks associated with the proliferation of both enterprise and government networks referred to on page 2 and 51 of the Registration Statement. On page one, the report indicates that the “revolution in connectivity has also increased the potential of those who would do harm, giving them the capability to do so from afar while armed with only a computer and the knowledge needed to identify and exploit vulnerabilities. Today, it is possible for a malicious agent to penetrate millions of computers around the world in a matter of minutes…”

•	The “Third Annual Litigation Trends Survey Findings,” published by the law firm of Fulbright & Jaworski, demonstrates that the risks posed by eDiscovery-related issues is a significant concern for companies, supporting our statements on page 2 and 51 of the Registration Statement regarding the severity of eDiscover related risks. The report notes that the “ability to handle eDiscovery matters is a source of concern for most organizations surveyed. Just 19% of the respondents consider their companies to be well-prepared for e-discovery issues while the vast majority (81%) report not being at all prepared to only somewhat prepared.”

•	Web pages from the Kroll Ontrack website support our description of traditional digital investigations on pages 2 and 51 – 52 of the Registration Statement. Kroll Ontrack explains that the collection of data from the computer in question must be conducted in person (either by a consultant who travels to the computer or by sending the computer to Kroll Ontrack) and, as such, the computer must be taken off-line. Only after the entire hard drive of the computer in question has been collected may the data be processed and sorted.

5.	With the exception of our business address, telephone number, and website address, please relocate the majority of the disclosure under the “Company Information” subsection to a part of the prospectus that is not subject to Rule 421(d).

Response: We have revised the disclosure on page 3 by moving the majority of the information to page (i), which is not subject to Rule 421(d). Please see pages (i) and 3.

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

Risk Factors, page 7

6.	Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact. For example, the subheading for the second risk factor on page 8 merely states that “Courts could reject the use of our products.”

Response: We have revised our risk factor subheadings as requested throughout the Risk Factors section of the Registration Statement.

“Computer hackers may damage our products . . .” page 2

7.	With respect to the FTC draft consent decree, please disclose where you are in relation to the issuance of a final consent decree. Also, expand the disclosure to indicate whether there are any other material terms to the decree beside the duration of the third-party monitoring. In this regard, clarify what you mean when you disclose that third-party monitoring will be done for “several years.” Finally, disclose the consequences of violating the consent decree.

Response: We have revised our disclosure as requested. Please see page 10.

8.	Notwithstanding the discussion on page 31, add disclosure briefly identifying the “several matters” that constituted material weaknesses cited by Deloitte. Also, explain why it is that you are not able to provide a timetable regarding remediation. Confirm, if true, that there are no material costs involved in the remediation.

Response: We have revised the disclosure as requested to identify the material weaknesses cited by our independent public accountants, and to clarify the reasons for our inability to specify a timetable for remediation. Please see pages 11 and 12. The costs involved in the remediation consist primarily of compensation for additional accounting personnel. We had planned to increase our accounting staff significantly to meet our public reporting responsibilities, and incremental headcount increases in connection with the remediation will not result in additional material costs.

“We have broad discretion in the use of the net proceeds of this offering,” page 20

9.	Please be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Revise your disclosure accordingly.

Response: As you suggested, we have revised the disclosure to include a reservation of rights to change our use of proceeds upon the occurrence of certain contingencies and to cross-reference our revised “Use of Proceeds” section. Please see pages 21, 22 and 25.

Special Note Regarding Forward-Looking Statements and Industry Data, page 23

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

10.	We note that the disclosure about your industry is based upon industry publications and other industry reports generated by Socha Consulting LLC, Gelbmann & Associates, International Data Corporation, Fulbright & Jaworski LLP, and other third parties. We also note that you cannot guarantee the veracity of the information nor have you independently verified it. Further, it appears that investors are urged not to place undue reliance on this information. Since potential investors should be able to rely upon data and statistics in your registration statement that are based upon reasonable and sound assumptions, your disclosure, as currently drafted, appears inappropriate. Please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and statistics presented.

Response: We have revised the second and third paragraphs of “Special Note Regarding Forward-Looking Statements” on page 24 to remove statements that could be read to suggest that we have no responsibility to assess the reasonableness and soundness of the industry reports to which we refer.

Use of Proceeds, page 23

11.	Please quantify the estimated distribution to the pre-IPO shareholders as of the most recent fiscal period.

Response: The estimated distribution to the pre-IPO shareholders would have been $1.6 million as of June 30, 2006. Prior to the marketing of the offering, we will file an amendment containing an actual estimate of the distribution as of the estimated distribution date.

12.	To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds. For each enumerated use, add disclosure discussing the items that comprise each use. Also address whether your business plan calls for expansion or increases in expenditures and the extent to which funding from the offering is expected to be used to fund the increased expenditures you plan. For example, if you expect to use part of the net proceeds to further develop technology that assists investigators with the recovery, search, and analysis of cell phone data, as highlighted on page 58, please disclose how funds received from this offering will assist you in the advancement of such technology.

Response: We have revised the disclosure contained in the prospectus to include more detail about our principal reasons for conducting the offering and the potential uses of its proceeds. Please see page 25.

At this time, we believe that it is not practicable to disclose with specific dollar amounts the allocations of our intended use of proceeds of the offering because, other than the estimated distribution to pre-IPO shareholders, we have not specifically quantified anticipated uses. As noted in our revised disclosure, we do not have any contractual commitments requiring the use of proceeds. In addition, we have historically been a cash

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

flow positive company and, based on our current business plan, expect to be able to finance our growth through operating cash flow rather than proceeds of this offering. Therefore, we have not specified the use of proceeds by estimated amount.

Management’s Discussion and Analysis and Results of Operations, page 29

General

13.	Revise the disclosure in your MD&A to discuss the impact that you expect from the change in your tax status from S Corporation to C Corporation. These disclosures should address your financial position, results of operations and liquidity in future periods.

Response: We have revised the disclosure as requested. Please see pages 32 and 48.

Share-Based Compensation, page 34

14.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

Response: We began interviewing investment banks on November 7, 2005 for consideration as potential underwriters. We had our first organizational meeting with our underwriters on March 17, 2006. We have had preliminary discussions with our underwriters regarding potential valuation methodologies and their implications for our valuation given market conditions at the time of the discussions. In these discussions, the underwriters noted that any projection as to our public market valuation would be inherently speculative and would be subject to developments in our business, as well as changes in market conditions, occurring between the discussions and our IPO. Our underwriters have not yet communicated a valuation or price range for this offering. We will provide the Staff with an estimated price range supplementally prior to distributing preliminary prospectus.

15.	We note that the fair value of your securities in the 18 months prior to June 30, 2006 was determined based on contemporaneous valuations performed by an unrelated valuation specialist. Please indicate when you received these valuations and the periods that each valuation was used. In addition, disclose the name of the specialist and include their consent with your amended filing. Refer to Rule 436(b) of Regulation C.

Response: We have revised the disclosure on page 36 to clarify that our board of directors estimated the fair market value of our securities in connection with option grants. We have also clarified that our board’s determination was based on several factors, including valuation analysis using the income and market approaches. We added disclosure on page 36 to describe the factors our board considered.

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

With respect to the valuation reports provided by our independent valuation consultant, the valuation date of each report, the date we received the report and the share-based award grant dates for which the determination of fair value was based, in part, upon said report, are set forth below:

Valuation Date	Receipt Date	Share-Based Award Grant Dates
June 30, 2005	August 17, 2005	August 23, 2005
September 30, 2005	November 21, 2005	November 23, 2005
December 31, 2005	February 21, 2006	February 22, 2006*
March 31, 2006	May 1, 2006	February 22 and May 3, 2006*
July 20, 2006	August 8, 2006	May 3, 2006*

* For purposes of determining the fair market value for the February 22, 2006 grants, we considered the valuations received on both February 21, 2006 and May 1, 2006. For purposes of determining the fair market value for the May 3, 2006 grants, we considered the valuations received on both May 1, 2006 and August 8, 2006.

We advise you that we received contemporaneous valuation reports for the past 12 rather than the past 18 months as we originally stated in the Registration Statement.

We have not stated that any portion of the Registration Statement has been reviewed or passed upon by an independent valuation consultant, and no information is set forth in the Registration Statement upon the authority of an independent valuation consultant as an expert. In addition, we have not referred to, quoted or summarized any portion of the reports of an independent valuation consultant in the Registration Statement. Accordingly, we do not believe that it is necessary to name an independent valuation consultant in the Registration Statement, or to file the consent of any such consultant as an exhibit under Rule 436(b) of Regulation C.

16.	We note that you used a combination of the income approach and market approach to calculate the fair value of your underlying shares of common stock. Please tell us how you weighted each method and explain your basis for this weighting.

Response: We weighted the income and market approaches equally in our calculation of fair value. In making our determination as to the appropriate weighting, we considered the accuracy and reliability of our projections. Our process for preparing projections was detailed and included a determination of expected future revenue by product, region or geography, and class of customer, as well as consideration of key cost drivers such as expected headcount, compensation, selling and marketing initiatives, facility costs and other costs. In making our final determination as to expected future performance, we considered previous operating results. Although we deem our projections reliable, we note that we are an emerging company in a period of rapid growth and that our results can be volatile. Accordingly, we deemed it appropriate to rely equally upon the market approach which is based upon market data for comparable publicly traded companies in similar lines of business.

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

17.	Please tell us more about the assumptions used in connection with valuing your common stock under the market and income approaches described on page 34. Describe and quantify each of the significant assumptions for each of the valuation periods since January 1, 2005 and provide us with your basis for those determinations. As part of your response, discuss any significant changes in the assumptions between periods, the drivers behind the changes and how the changes affected the valuations.

Response: In addition to our discussion regarding our assumptions with respect to the weighting of the income and market approach, discussed in our response to item 16 above, a discussion related to the significant assumptions utilized in each valuation method follows:

Income Approach

The following table summarizes significant assumptions utilized in the income approach for each of the contemporaneous valuations since January 31, 2005:

	Discount Rate	Terminal Value Assumptions
Valuation Date		Long-term Growth Rate	Revenue Terminal Multiple
06/30/05(A)	18.0% - base case 16.0% conservative case	9.5% - base case 6.7% - conservative case	2.0x –base case 2.0x –conservative case
09/30/05	20.0%	7.1%	2.0x
12/31/05	18.0%	7.0%	2.0x
03/31/06	16.0%	9.0%	2.0x
07/20/06	16.0%	9.1%	3.0x

(A)	The valuation related to 6/30/2005 incorporated two valuation scenarios: a “base” case and a “conservative” case. The values from each scenario were equally weighted to derive the value conclusion.

Using these assumptions, a discounted cash flow analysis was prepared at each valuation date using our projected six year unlevered (i.e. debt-free) cash flows. The analysis incorporated a terminal value calculated in two ways using the Gordon Growth Model and a revenue terminal multiple.

Discount Rate Selections. The discount rate utilized in each of the valuations was calculated based on our estimated weighted average cost of capital, a critical component of which was the estimated cost of equity. The cost of equity was determined by utilizing the Capital Asset Pricing Model and by data aggregated by Ibbotson Associates for SIC 7372 (Prepackaged Software). The cost of debt was based on the our actual historical borrowing rates at each valuation date.

Terminal Value. As indicated above, two alternate methods, the Gordon Growth Model and a revenue terminal value, were used to calculate terminal value. The resulting two

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

values were weighted equally in the valuation conclusion at each respective valuation date.

In applying the Gordon Growth Model, debt-free cash flow available for distribution following the terminal year was calculated and then divided by the total of the discount rate minus the estimated long-term sustainable growth rate. This growth rate represents an average long-term growth rate after the projected period.

The revenue terminal multiple represents the market value of invested capital (“MVIC”)-to-revenue that we will generate at the end of the discrete projection period. We consider our profitability, growth prospects, and risk profile at that time when compared to publicly-traded comparable companies. The selection of the revenue terminal multiple presumes that on a long-term basis, our value will be equivalent to the value exhibited by publicly traded companies that have similar characteristics to us.

Market Approach

The market approach relies on data obtained for comparable publicly traded “guideline” companies to derive value. The methodology utilizes prices of publicly traded shares of common stock and relevant financial data of the guideline companies to calculate valuation ratios (market multiples) such as the price-to-earnings or the MVIC-to-revenue multiples. These multiples are then applied to our corresponding financial metrics to arrive at value indications.

At each valuation date, we conducted a search of companies within our industry sector and selected the guideline companies we concluded to be most similar to us in terms of size and growth. The guideline companies utilized have remained consistent throughout the valuation periods.

In our market approach, we used the MVIC-to-revenue and price-to-earnings multiples to determine our share price. The MVIC-to-revenue metric was more heavily weighted based on the predictability of our revenue versus earnings and based upon our view that our revenue is a better indicator of MVIC given our stage of development. Furthermore, we weighted the short-term revenue multiples most heavily due to the proximity of the underlying data to the valuation dates and the predictability of these revenue amounts. The long-term revenue multiples were weighted lower due to the risks inherent in long-term projections.

Lack of Liquidity

After equally weighting the income approach and the market approach as previously discussed in our reply to the Staff comment #16, we applied a liquidity discount due to the lack of marketability of our common stock. In that application, we also considered the fact that stockholders of privately held companies do not have the same access to trading markets that stockholders of public companies enjoy. We additionally evaluated the likelihood of achieving a liquidity event, along with the anticipated timing of such an

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

event, based on the information available at the time of each valuation. A non-marketability discount was applied to the estimated fair value, to account for this lack of liquidity.

Based in part, on discussions with our independent valuation consultant during the early part of 2005, we determined that it was reasonable to apply a non-marketability discount of at least 20% in situations where an anticipated liquidation event was not expected within twelve months of the valuation date. We similarly determined that a non-marketability discount of 5% to 10% was appropriate when a liquidity event was anticipated within one year of the valuation date. We believe the actual discount rate applied should depend upon the likelihood and expected timing during the upcoming year of such a liquidity event.

Accordingly, we reduced the non-marketability discount used to determine the fair value from 10% during 2005 to 7.5% midway thru 2006, due to the increased likelihood of a near-term liquidity event as a result of the our contemplated initial public offering.

18.	Please provide us with an analysis that compares the fair values of your common stock at each valuation date since January 1, 2005 and the midpoint of your proposed IPO range. Reconcile and explain the differences between the midpoint of your estimated offering price range and the fair values asserted in your analysis.

Response: We have not yet determined a price range for our IPO. We will provide this analysis supplementally once we have obtained an estimate of the range.

Results of Operations, page 39

19.	Your discussion of the results of operations frequently does not quantify sources of material changes. Refer to the first full paragraph on page 40 for example. In identifying numerous sources of the change in cost of services and maintenance revenue, you have not quantified the contributions of the sources of the change. Furthermore, prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. Please consult section III.D of Release No. 33-8350 and revise your disclosure as appropriate.

Response: We have revised the disclosure as requested throughout management’s discussion and analysis of financial conditions and results of operations included in our Registration Statement.

Business, page 49

General

20.	We note the disclosure on page 14 of the risk factor section that indicates that you maintain favored nation clauses with federal government agencies and that you are

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

subject to administrative audits of your performance by the governmental agencies. Please clarify the overall significance of your relationships with governmental agencies. Does your relationship with federal government agencies account for more than 10% of your total revenue? Also, are you subject to renegotiation of profits or termination of contracts at the election of the government. Refer to 101(c)(1)(ix) of Regulation S-K?

Response: We have elected to use the General Services Administration (“GSA”) as a procurement vehicle for many of our contracts with federal government agencies. Some federal government agencies choose to purchase our products directly. While the GSA is responsible for facilitating purchases of our products by government agencies, the actual contracts for the sale of our products are with individual government agencies rather than the GSA. No single federal government agency has accounted for more than 10% of our total revenue in any of the periods presented in the Registration Statement. We have revised our disclosure to more accurately describe our reliance on contracts procured through the GSA, as well as the percentage of our revenue derived from such contracts. Please see pages 15 and 16. No material portion of our business is subject to renegotiation of profits or termination of contracts at the election of the Government.

21.	On page 57, explain or substantiate your statement that your Fastblock hardware is a “failsafe” system.

Response: We have revised our disclosure to more accurately describe our Fastblock hardware. Please see page 59.

Customers, page 63

22.	We note the disclosure regarding the customer case studies commencing on page 63. Revise to identify the parties that serve as your examples. Also, confirm that you have obtained the supplemental consent of these entities to be cited in such a fashion in your prospectus.

Response: We confirm that we have received the supplemental consent of each of the entities cited in the first three bullet points of the customer case studies, subject to the condition that they remain anonymous. The last bullet point relates to criminal prosecutions, the court records of which are publicly available.

With respect to the examples given in the first three bullets, we believe that identifying the parties that serve as our examples would result in the release of confidential information that could damage the reputation of our customers and our relationship with them. Given the sensitive nature of our products and the functions they perform, our clients typically demand confidentiality and most feel that they would be significantly damaged by the release of specifics surrounding their use of our products within their organization. We believe that the case studies as written provide a fair summary of the material facts relating to the customer relationships, and that disclosure of the customer names would not provide investors with any appreciable incremental benefit.

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

Accordingly, we believe that any benefit to investors in knowing the identity of our customers is outweighed by the negative consequences that would result from such disclosure.

Competition, page 64

23.	Please clarify, if true, that you compete on the basis of your products and services.

Response: We have revised the disclosure to include the primary bases upon which we compete. Please see page 67.

24.	Please add the disclosure required by Item 101(d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.

Response: We have revised the disclosure on page 67 to cross-reference the disclosure provided in our financial statement footnotes.

25.	Please advise us of the nations where the company maintains business.

Response: We maintain offices in the United States and the United Kingdom. In addition, we have employees in Mexico (1), Canada (2), Brazil (1), Singapore (1), and Japan (1). We also pursue sales through resellers in dozens of other countries, including by way of example nearly every country in the European Union, South Africa, South Korea, China and Thailand.

Intellectual Property and Property Rights, page 65

26.	To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology for which there is substantial dependence may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance. Specifically advise us about the license from Stellent, Inc. See page 16.

Response: We have revised the disclosure as requested. Please see pages 17 and 67 – 68. In addition, on October 6, 2006 we submitted to the SEC a request for confidential treatment with respect to our license agreement with Stellent, Inc. Stellent may not change its price during the two-year term of the agreement. Other than the intellectual property licensed from Stellent, our products do not contain any material licensed intellectual property.

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

Employment Agreements, page 71

27.	We note the absence of disclosure regarding a number of significant terms of the employment agreements, such as compensation. Reconsider the disclosure in this section in its entirety and revise to include a materially complete description of the various employment agreements.

Response: We have revised the disclosure to include the current compensation of each of the employees subject to the described employment agreements. Please see page 74. The employment agreements described are short form at-will employment agreements, the other material provisions of which are described in the disclosure as drafted. Please see exhibits 10.4 – 10.7 to the Registration Statement.

Stock Option Grants in Last Fiscal Year, page 72

28.	We note that you have not prepared the “potential realizable value” column of the option grant table using the mid-point of the offering price range. We suggest that you present these columns of the table using the mid-point of the offering price range to inform potential investors clearly of the impact that the offering you are conducting will have upon the value of the options held by the named executive officers. The amounts that would be presented if computed using the estimated offering price would appear to vary significantly from the amounts you currently report. See Telephone Interpretation J.17 of the 1999 Corp. Finance Current Issues Outline and Release No. 34-32723 at I.V. In the event you continue to present the information in these columns based on a price other than the public offering price, expand the text accompanying the table to identify who determined the “fair market value” of the common stock used in computing the option values. Also, provide a reasonably detailed description of the methodologies that were utilized in determining those fair market values. See SEC Release 33-6009.

Response: We have revised our disclosure to remove the potential realizable value figures. Please see page 75. We will revise the table to present these figures using the mid-point of the estimated offering price range once that information is available.

29.	The prior comment also applies to the option value columns of the option exercise/year-end value table on page 72.

Response: We have revised our disclosure to remove the value of unexercised in-the-money options. Please see page 75. We will revise the table to present these figures using the mid-point of the estimated offering price range once that information is available.

Principal And Selling Stockholders, page 77

30.	Please update the beneficial ownership to the latest practicable date.

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

Response: We have revised the disclosure as requested. Please see pages 80 – 82.

31.	We note that a portion of the underwritten shares will be offered and sold on behalf of selling stockholders. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Refer to Interp. 1.60 of the July 1997 Manual of Publicly Available Telephone Interpretations and Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Finally, please confirm that none of the selling securityholders are broker dealers or affiliates of broker dealers.

Response: We have revised the disclosure as requested. Please see page 81. We confirm that none of the selling stockholders is a broker dealer or an affiliate of a broker dealer.

Changes in Independent Registered Public Accounting Firm, page 92

32.	Please revise to state whether McGladery & Pullen, LLP resigned, declined to stand for re-election or was dismissed, and the specific date as required by Item 304(a)(1)(i) of Regulation S-K.

Response: We have revised the disclosure on page 96 to state that McGladrey & Pullen, LLP was dismissed on March 9, 2006. Please see page 96.

33.	Please revise to state the specific date in which you engaged Deliotte & Touche LLP. See Item 304(a)(2) of Regulation S-K.

Response: We have revised the disclosure as requested. Please see page 96.

34.	Please revise your disclosure to state whether during your two most recent fiscal years and any subsequent interim period through the date McGladery & Pullen LLP resigned, declined to stand for re-election or was dismissed there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its reports or any reportable events as defined in Item 304(a)(1)(iv)(B) of Regulation S-K. In the event of disagreements and/or reportable events, provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-K.

Response: Please see the following disclosure on page 96 of the Registration Statement: “There were no disagreements at any time between McGladrey & Pullen, LLP and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.”

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

35.	Please revise your disclosure regarding consultations with Deliotte & Touche LLP to state whether there were consultations in the two most recent fiscal years and the subsequent interim period through the date that Deliotte & Touche LLP was engaged. See Item 304(a)(2) of Regulation S-K.

Response: Please see the following disclosure on page 96 of the Registration Statement:

“During the years ended December 31, 2002, 2003 and 2004, and through March 9, 2006, we did not consult Deloitte & Touche LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events listed in Items 304(a)(2) of Regulation S-K.”

We have revised our disclosure to include a specific reference to the year ended December 31, 2005.

36.	Please file a letter from your former accountant indicating whether or not they agree with your disclosures in this section. See Item 304(a)(3) of Regulation S-K.

Response: We have filed a letter from our former accountants as requested. Please see exhibit 16.1 to the Registration Statement.

Financial Statements

Consolidated Statements of Operations, page, F-5

37.	You disclose on page F-10 that certain EFE revenue is recognized ratably due to the lack of VSOE. This revenue is allocated to product and service revenue on your statement of operations based on the estimated fair value of the maintenance portion of the revenue. Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X for allocating the arrangement fee in the income statement based on estimated fair value of the maintenance you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered element. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Response: In making our determination as to the appropriate presentation of EFE revenue in the consolidated statement of operations, we considered Rule 5-03(b) (1) of Regulation S-X which states the following:

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

“Net sales and gross revenues. State separately: (a) Net sales of tangible products (gross sales less discounts, returns and allowances), (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues. Amounts earned from transactions with related parties shall be disclosed as required under § 210.4-08(k).”

We noted, once recognized, Rule 5-03(b) (1) of Regulation S-X requires separate disclosure of sales of products and service revenues. In determining the method of allocating revenue between products and services, we considered the basic principles of SOP 97-2 which require the separation of total arrangement consideration based upon the relative fair values of the individual deliverables within an arrangement or the residual method. As such, we determined the most appropriate method of allocating revenue between products and services, once recognized, should be based upon management’s best estimate of fair value. We did not consider alternate allocation methodologies.

In making our estimate of fair value, we considered our arrangements involving the sale of EFE solutions to commercial customers which contain a provision in the contract stating a maintenance renewal option as a fixed percentage of the total contract value. We refer to these substantive renewal rates in making our determination as to whether we have obtained Vendor Specific Objective Evidence (“VSOE”) of fair value of the maintenance portion of a commercial arrangement. For these arrangements, we recognize revenue utilizing the residual method described in SOP 97-2 whereby, upon determining the fair value of the undelivered elements within an arrangement, we recognize the remaining arrangement consideration in connection with the delivered element or software license. We believe the maintenance renewal percentages associated with our commercial arrangements and the residual method promulgated by SOP 97-2 provide management’s best estimate of allocating the total arrangement consideration associated with governmental arrangements for the purposes of meeting the disclosure requirements of Rule 5-03(b) (1) of Regulation S-X.

We noted “Software Revenue Recognition, An Analysis of SOP 97-2 and Related Guidance, Second Edition” published by KPMG LLP, which appears to support our presentation as follows:

8.038: Consistent with our views described above with respect to contract accounting arrangements, if the vendor does not have VSOE of fair value for PCS, we believe that the vendor generally would not separate the license revenue from the PCS revenue and, accordingly, the revenue would be included within one line on the face of the income appropriate for a software vendor to present such revenues as a separate line item on the income statement (e.g., license and service revenue from short-term time-based licensing arrangements) or to separately disclose such revenues in the notes to the financial statements. However, in some situations it may be

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

acceptable for the vendor to apply an appropriate systematic and rational method to separate the license and PCS revenue on the face of the income statement, provided that the method used is consistently applied and clearly disclosed. (Emphasis added)

We also noted “Financial Reporting Developments, Revenue Arrangements with Multiple Deliverables – EITF Issue No. 00-21” published by Ernst and Young LLP, which further appears to support our presentation:

Question: If products and services included in an arrangement cannot be separated into differing units of accounting, how should revenue be allocated between products and services for income statement presentation once it is recognized?

Response: Regulation S-X, Rule 5-03(b), requires that public registrants separately present revenues from the sale of products and revenues from providing services in the income statement. When products and services included in an arrangement are not separable and are accounted for as a combined unit of accounting, we believe that the revenue, once recognized, should be allocated between the sales of products and services using the fair values of the products and services (although amounts can be combined if the revenue associated with any category is less than 10 percent of the registrant’s total revenues). Revenue may be allocated using either the relative fair value method or residual value method as described in paragraph 12 of Issue 00-21, even though the deliverables did not qualify for separation pursuant to paragraph 9.

For purposes of this allocation, we believe that a registrant can use its best estimate of the fair values of the respective product and service. That is, for the purposes of this allocation we do not believe that an entity is limited to the use of vendor-specific objective evidence or third-party evidence of fair value as it is when allocating arrangement consideration among deliverables within the scope of Issue 00-21.

In summary, we view the determination regarding the separability of a bundled arrangement, promulgated by SOP 97-2, as germane to the recognition of revenue. Once revenue has been recognized in accordance with appropriate authoritative literature, Rule 5-03(b) requires separate presentation of revenue for products and services.

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

Notes to Consolidated Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Policies

Revenue recognition, page F-10

38.	We note that you recognized certain revenue ratably over the longer of the contractual maintenance period or the implied maintenance period as VSOE of fair value of the maintenance element does not exist. When VSOE of maintenance does not exist, indicate whether the maintenance represents the only undelivered element. If not, explain how your policy complies with paragraph 12 of SOP 97-2.

Response: We have disclosed the following on page F-10:

“EFE Solutions: Prior to 2005, revenue from governmental agencies and commercial customers was recognized ratably over the longer of the contractual maintenance period (12 months) or the implied maintenance period (12-25 months) as VSOE of fair value of the maintenance element did not exist.”

Maintenance represents the only undelivered element relative to EFE solutions. As such, revenue for the entire arrangement is recognized ratably over the longer of the contractual maintenance period or the implied maintenance period in accordance with the provisions of paragraphs 12 and 56 through 60 of SOP 97-2.

39.	Please tell us more about the implied maintenance periods related to your EFE arrangements. Explain what gives rise to the implied nature of these terms and refer to the relevant guidance that you relied on in determining your accounting treatment.

Response: The stated contractual maintenance term related to our EFE solution is one year and provides the customer with the right to receive unspecified software upgrades and enhancements, on a when and if available basis, and technical phone support. Historically, we have provided maintenance for each version of our EFE solution until the release of the next version, which in most instances has exceeded the stated contractual maintenance term of one year. We intend to continue this practice. In determining the appropriate accounting for the abovementioned arrangement, we considered paragraph 56 of SOP 97-2 which states the following:

“Software arrangements may include the right to PCS. PCS includes the right to receive PCS services or unspecified upgrades/enhancements, or both, offered to users or resellers. A vendor may develop historical patterns of regularly providing all customers or certain kinds of customers with the services or unspecified upgrades/enhancements normally associated with PCS, or may anticipate doing so, even though there is no written contractual obligation or the stipulated PCS term commences at

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

some date after delivery. In those situations, an implied PCS arrangement exists that commences upon product delivery. For purposes of applying the guidance in this SOP, PCS includes a vendor’s expected performance based on such patterns, even if performance is entirely at the vendor’s discretion and not pursuant to a formal agreement.”

Accordingly, we have determined that the abovementioned arrangement includes implied maintenance. We estimate the implied maintenance term based upon historical experience, including the time period between previous releases of our EFE solution, as well as our expectation of the planned release of the next version on EFE. We noted that paragraph 58 of SOP 97-2 states the following:

“If sufficient vendor-specific objective evidence does not exist to allocate the fee to the separate elements and the only undelivered element is PCS, the entire arrangement fee should be recognized ratably over (a) the contractual PCS period (for those arrangements with explicit rights to PCS) or (b) the period during which PCS is expected to be provided (for those arrangements with implicit rights to PCS).”

Accordingly, we recognize revenue related to the EFE solution ratably over the longer of the implied or contractual maintenance term.

40.	Your disclosures indicate that the amount of maintenance you defer is based on substantive maintenance renewal provisions which are “provisions where the stated maintenance renewal as a percentage of the product fee is comparable to the normal pricing for maintenance only renewals.” Please clarify for us whether these renewal provisions are stated within the contracts.

Response: The renewal provisions are stated within the contracts with our customers. We have revised our disclosure on page F-11 as follows:

“The Company determines the amount of maintenance revenue to be deferred through reference to substantive maintenance renewal provisions contained in multiple element arrangements. The Company considers substantive maintenance provisions to be provisions where the cost of the maintenance renewal, stated in the contract with our customer as a percentage of the product fee, is comparable to the normal pricing for maintenance only renewals.”

Please see pages 39 and F-11.

41.

Please tell us more about the customization services referred to on page 58. Describe the nature of these services and indicate whether these are offered as part of multiple-element arrangements. If these services are offered as part of multiple-element

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

arrangements, explain to us how you have concluded that the services should be accounted for separately. Refer to paragraphs 7 and 63 to 71 of SOP 97-2 for further guidance.

Response: Our software is considered “off-the-shelf” software, as defined by SOP 97-2. Specifically, our software can be used by our customers with no customization. The implementation and consulting services we offer do not include making significant alterations to the features and functionality of our software, including alteration to the underlying software code, or the building of complex interfaces as these activities are not required for our software to function in our customers’ environment. We have revised our disclosure on page 60 to reflect the services offered as follows:

“Implementation of EnCase® Enterprise. We provide implementation and consulting services in connection with the deployment of our EnCase® Enterprise software. Our implementation typically takes three to five days, during which we conduct performance tests to ensure full functionality and integration with existing systems in the organization and provide on-site training to ensure our customers can maximize the use of the EnCase® Enterprise technology. Our consultants are encouraged to recommend our add-on products to our customers in order to further enhance the capabilities of our EnCase® Enterprise software.”

Please see page 60.

42.	We note that you recognize revenue for service arrangements priced with a fixed fee “as the services are provided.” Please explain to us how you apply this policy for these fixed-fee arrangements.

Response: Training, implementation and certain consulting services are performed under fixed fee arrangements. Our fixed fee consulting arrangements, whether sold separately or in connection with a software license, specify the number of hours a customer is entitled to receive under the arrangement. Accordingly, we compute an implied rate per hour under the arrangement based upon the stated fixed fee for consulting services sold separately or the VSOE of fair value of the service for consulting services sold in connection with a software license, divided by the stated number of hours. Revenue related to consulting arrangements is recognized based upon actual hours incurred and the implied rate per hour under the arrangement.

Implementation arrangements indicate the number of days during which the implementation will be performed, typically three to five days. Training arrangements indicate the number of classes to be provided over a stated number of days. Accordingly, we compute an implied rate per day under these arrangements based upon the stated fixed fee for training and implementation services sold separately or the VSOE of fair value of such services sold in connection with a software license, divided by the stated number of

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

days. Revenue related to these services is recognized based upon actual days incurred and the implied rate per day under the arrangement.

43.	We note that a significant amount of your revenue is derived from government contracts. Tell us whether your contracts with government agencies involve fiscal funding arrangements. If so, tell us how your accounting complies with paragraphs 32-33 of SOP 97-2.

Response: Our contracts with government agencies do not involve fiscal funding arrangements. Accordingly, paragraphs 32-33 of SOP 97-2 do not apply to us.

44.	We note that you refer to “special terms” for your trade receivables on page F-9 and that you recognize revenue as amounts become due and payable if fees are not fixed or determinable. Please describe any special terms that you offer and explain to us your criteria for assessing whether fees are fixed or determinable.

Response: We typically require payment under our software licensing arrangements within 30 to 45 days of the effective date of the arrangement. In rare instances, we offer extended payment terms which we have referred to as “special terms.” Under these terms, we agree to invoice the customer immediately, but extend payment terms beyond 45 days. These arrangements do not include installment terms but rather the entire amount due under the arrangement is payable in accordance with the stated terms. Historically, terms under such arrangements have required payment at dates ranging between 60 days and 120 days from the effective date of the arrangement, which immediately precedes the delivery of our software. In the event such an arrangement includes terms that extend beyond 120 days, our policy is to presume amounts due under the arrangement are not fixed and determinable, as we do not have a history of offering such arrangements. Accordingly, we defer revenue recognition until such time as the fees under the arrangement are due and payable.

During the year ended December 31, 2005, we entered into two arrangements with “special terms” that provided for total arrangement consideration of $110,000, of which $19,000 was recorded as revenue in the Consolidated Statement of Operations for the year ended December 31, 2005.

Note 5. Debt obligations, page F-17

45.	We note your disclosure that you were in violation of certain financial covenants and also note that you refer to Note 15 for more information. However, we were unable to locate disclosure in Note 15 regarding the debt covenant violations and it is unclear to us how this issue was addressed. Please revise your disclosure to describe the violations and explain the consequences. Such disclosures should also appear in the “Liquidity and Capital Resources” section on page 46.

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

Response: We have revised the disclosure to reflect that all defaults under our credit facility were waived. Please see page 48 and F-16.

Note 8. Stock Option Plan and Employee Benefit Plan, page F-18

46.	You disclose on page F-19 that you issued 85,000 options at a weighted average exercise price of $8.56 in the quarter ended June 30, 2006. However, your disclosure on page F-18 indicates that the range of exercise prices for options issued in the period ended June 30, 2006 was $6.37 to $7.64. Please tell us what the exercise prices were for the 85,000 options and explain how those affected the range disclosed on page F-19.

Response: The weighted average exercise price of the 85,000 options issued during the quarter ended June 30, 2006 was $7.64. We have revised the disclosure on page F-19. Please see page F-19.

Note 11. Contingencies, page F-21

47.	We note your disclosure that you do not expect a material impact as a result of the litigation related to the security breach. Please revise your disclosure to clarify this statement considering that you already have $500,000 accrued related to this matter. In addition please note that this disclosure does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. In that case, you must either disclose the estimated additional loss, or range of loss, that is reasonably possible or state that such an estimate cannot be made. Please tell us whether you believe that there are reasonably possible material additional losses and, if so, how your disclosures comply with SFAS 5 and SAB Topic 5Y.

Response: We have revised the disclosure on page F-21 – F-22 to further clarify our statement that we do not expect a material impact as a result of the litigation related to the security breach. We do not believe that there is a reasonable possibility that we will incur a material loss exceeding $500,000.

Part II—Information Not Required in Prospectus

Recent Sales of Unregistered Securities

48.	Since you relied upon the exemption contained in Section 4(2) of the Securities Act, please disclose the financial sophistication of the purchasers.

Response: We have revised the disclosure as requested. Please see page II-1 and II-2.

* * *

Barbara C. Jacobs

October 20, 2006

LATHAM & WATKINS LLP

Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (213) 891-8371 or Brian J. Casey at (213) 891-7810. Comments can also be sent via facsimile at (213) 891-8763.

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T. H. Kleindorfer

Enclosures

cc.	John Colbert

Victor Limongelli, Esq.

Stephen E. Gillette, Esq.